

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 10, 2020

Sukhi Jagpal
Chief Financial Officer
Sierra Oncology, Inc.
2150 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3E8

> **Re: Sierra Oncology, Inc.**
> **Registration Statement on Form S-3**
> **File No. 333-241443**
> **Filed August 6, 2020**

Dear Mr. Jagpal:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay at (202) 551-7237 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences